Exhibit 99.3

VOTING Support AGREEMENT

This Agreement between Triple Flag Precious Metals Corp. (“Liberty”), Maverix Metals Inc. (the “Company”), and Triple Flag Mining Aggregator S.à r.l. (the “Shareholder” and together with Liberty and the Company, the “Parties” and each a “Party”) is made this 9th day of November, 2022.

RECITALS

Liberty and the Company have entered into an arrangement agreement (the “Arrangement Agreement”) dated of even date herewith pursuant to which Liberty will acquire all of the outstanding common shares of the Company by way of a plan of arrangement, under which common shareholders of the Company will receive, at their election, cash and common shares of Liberty (“Liberty Shares”), subject to pro-ration, all in accordance with the plan of arrangement (the “Proposed Transaction”).

This Agreement sets out the terms and conditions on which the Shareholder has agreed to support the Proposed Transaction.

Liberty and the Shareholder, among others, are party to an investor rights agreement dated as of May 26, 2021 (the “Investor Rights Agreement”) pursuant to which, in the event of certain issuances of Liberty Shares, the Shareholder has a right to subscribe (the “Pre-Emptive Right”) for such number of Liberty Shares which would result in the Shareholder owning, controlling or directing, directly or indirectly, the same aggregate percentage of Liberty Shares that it owned, controlled or directed, directly or indirectly, immediately prior to any such issuance. In accordance with section 4.2(b) of the Investor Rights Agreement, the Shareholder has agreed to waive its Pre-Emptive Right in respect of the issuance of Liberty Shares or securities directly or indirectly convertible into, exchangeable for or exercisable to acquire Liberty Shares (“Convertible Securities”) to Company securityholders in connection with the Proposed Transaction.

For the purposes of this Agreement, the term “Subject Shares” shall refer to the 122,043,804 Liberty Shares that the Shareholder beneficially owns or exercises control or direction over, directly or indirectly, as of the date hereof, and any and all Liberty Shares of which the Shareholder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof. Capitalized terms used in this voting support agreement (this “Agreement”) and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

Article 1
COVENANTS OF Shareholder

1.1                             In connection with the determination from the TSX that, in satisfaction of the requirements of section 611 of the TSX Company Manual, the Liberty Shareholder Approval may be obtained by an action by written consent, the Shareholder hereby agrees that, concurrent with the signing hereof, it shall deliver a written consent to Liberty and the Company in the form of Schedule “A” hereto.

1.2                             The Shareholder hereby agrees that it shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of each of Liberty and the Company (not to be unreasonably withheld):

(a)	option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Shares or any right or interest therein, or agree to do any of the foregoing;

(b)	exercise any securityholder rights or remedies available at common law or pursuant to applicable Law, or take any other action of any kind, in each case which would reasonably be regarded as likely to delay or interfere with the completion of, the Proposed Transaction;

(c)	do indirectly, including through any of its wholly-owned Subsidiaries, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section 1.2; or

(d)	take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3                             Notwithstanding the foregoing, Section 1.2 shall not apply to:

(a)	any transfer or other disposition of any or all of the Subject Shares by the Shareholder to any of its affiliates or to any investment fund or other entity controlled or managed by Elliott Investment Management L.P., provided that prior to or upon such transfer, any such transferee shall have agreed in writing to be bound by this Agreement in the same manner as the Shareholder;

(b)	any transfer or other disposition of any of the Subject Shares by the Shareholder to a shareholder of Triple Flag Co-Invest Luxembourg Investment Company s.à r.l. (“Co-Invest Luxco”) pursuant to the terms of the put/call rights granted in the shareholders agreement of Co-Invest Luxco; or

(c)	any loan by the Shareholder as part of customary securities lending arrangements so long as the Shareholder is entitled to vote any such loaned Subject Shares at any meeting of the holders of Liberty Shares held from the date of this Agreement until the termination of this Agreement (including by recalling such loaned Subject Shares prior to the record date of such meeting as necessary following which record date the Shareholder may again loan any or all of the Shareholder’s Subject Shares as part of customary securities lending arrangements). Liberty and the Company agree to provide the Shareholder with at least ten (10) calendar days’ advance notice of the record date for any meeting of the holders of Liberty Shares held from the date of this Agreement until the termination of this Agreement and shall notify the Shareholder upon each commencement of an “intermediary search request” in accordance with National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, and any updates thereto.

1.4                             In accordance with section 4.2(b) of the Investor Rights Agreement, the Shareholder hereby waives its Pre-Emptive Right, together with any applicable rights of notice, in respect of the issuance of Liberty Shares or Convertible Securities to Company securityholders in connection with the Proposed Transaction.

1.5                             The Shareholder covenants to co-operate with Liberty and the Company in making all requisite regulatory filings in connection with the Proposed Transaction.

1.6                             The Shareholder shall at all times cause any wholly-owned Subsidiaries through which it beneficially owns or exercises control or direction over, directly or indirectly, Subject Shares to act in accordance with the terms of this Agreement, to the extent applicable thereto.

Article 2
REPRESENTATIONS AND WARRANTIES

2.1                             The Shareholder represents and warrants as follows and acknowledges that each of Liberty and the Company is relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder beneficially owns, directly or indirectly, or has control or direction over, 122,043,804 Liberty Shares; and (ii) the Shareholder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by it or transfer to it of additional securities of Liberty;

(b)	the Shareholder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by it;

(c)	no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Shares or any interest therein or right thereto except for shareholders of Co-Invest Luxco pursuant to the terms of the put/call rights granted in the shareholders agreement of Co-Invest Luxco;

(d)	the execution and delivery by the Shareholder of this Agreement, the authorization of this Agreement by the Shareholder, and the performance by the Shareholder of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which the Shareholder is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator;

(e)	the Shareholder is a corporation duly organized under the Law of its jurisdiction of incorporation and is validly existing;

(f)	the Shareholder has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and its execution and delivery of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement; and

(g)	this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity.

2.2                             Liberty represents and warrants as follows and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	Liberty is a corporation duly organized under the laws of Canada and is validly existing;

(b)	Liberty has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by Liberty of the Proposed Transaction have been duly authorized and, subject to the Liberty Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by Liberty and constitutes a legal, valid and binding obligation of Liberty, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by Liberty of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which Liberty is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

2.3                             The Company represents and warrants as follows and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	the Company is a corporation duly organized under the laws of Canada and is validly existing;

(b)	the Company has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by the Company of the Proposed Transaction have been duly authorized and, subject to the Company Shareholder Approval, no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its Constating Documents; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which the Company is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

Article 3
TERMINATION

3.1                             This Agreement shall terminate automatically upon the earlier of: (i) the Effective Time; and (ii) the termination of the Arrangement Agreement in accordance with its terms.

3.2                             This Agreement may be terminated by the Shareholder if any amendment is made to the Arrangement Agreement without the consent of the Shareholder to increase the amount of, or change the form of, the consideration payable for the common shares of the Company to be acquired pursuant to the Arrangement.

3.3                             If this Agreement is terminated in accordance with Section 3.1 or Section 3.2, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

Article 4
GENERAL

4.1                             The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

4.2                             In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

4.3                             The Shareholder hereby consents to the disclosure of the substance of this Agreement in any press release or the Circular and to the filing of this Agreement as may be required pursuant to applicable Laws. The parties shall co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this Agreement. A copy of this Agreement may be provided to the trustees or directors of each of the parties hereto.

4.4                             This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

4.5                             Time shall be of the essence of this Agreement.

4.6                             Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

4.7                             Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a)	if to the Shareholder

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th floor

West Palm Beach, FL 33401

U.S.A.

Attention:	Mark Cicirelli
Elliot Greenberg

Email:	[Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP

100 King Street West, Suite 6200

Toronto, Ontario M5X 1B8

Canada

Attention:	Rosalind Hunter
Email:	[Redacted: Personal Information]

(b)	if to the Company:

Maverix Metals Inc.

575 - 510 Burrard Street

Vancouver, British Columbia V6C3A8

Attention:	Dan O’Flaherty, Chief Financial Officer
Email:	[Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

2600 - 595 Burrard Street

Vancouver, British Columbia, V7X 1l3

Attention:	Bob Wooder
Email:	[Redacted: Personal Information]

(c)	if to Liberty:

Triple Flag Precious Metals Corp.

4535 - 161 Bay Street

Toronto, Ontario M5J 2S1

Attention:	Shaun Usmar
Email:	[Redacted: Personal Information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. West

Suite 3000, P.O. Box 270, TD Centre

Toronto, ON M5K 1N2

Attention:	Michael Pickersgill
Email:	[Redacted: Personal Information]

4.8                             This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

4.9                             This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

4.10                           Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.11                           Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

4.12                           The Shareholder recognizes and acknowledges that this Agreement is an integral part of Liberty and the Company entering into the Arrangement Agreement, and that Liberty and the Company would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Shareholder, and that a breach by the Shareholder of any covenants or other commitments contained in this Agreement will cause Liberty and the Company to sustain injury for which money damages would not be an adequate remedy at law. Therefore, the Shareholder agrees that, in the event of any such breach, each of Liberty and the Company shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

4.13                           This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the Parties have signed this Voting Support Agreement.

TRIPLE FLAG PRECIOUS METALS CORP.

By:	/s/ Shaun Usmar
	Name:	Shaun Usmar
	Title:	Chief Executive Officer

MAVERIX METALS INC.

By:	/s/ C. Warren Beil
	Name:	C. Warren Beil
	Title:	General Counsel

SHAREHOLDER:

TRIPLE FLAG MINING AGGREGATOR S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 250.444

By:	/s/ Jeffrey Yurkovic
	Name:	Jeffrey Yurkovic
	Title:	Authorized manager

By:	/s/ Jérôme Devillet
	Name:	Jérôme Devillet
	Title:	Authorized manager

SCHEDULE A

Form of Consent

(See attached)

WRITTEN CONSENT

TO:	TORONTO STOCK EXCHANGE (“TSX”)

WHEREAS the undersigned beneficially owns or exercises control or direction over, directly or indirectly, 122,043,804 common shares (“Triple Flag Shares”) of Triple Flag Precious Metals Corp. (“Triple Flag”), representing an approximate 78% interest in Triple Flag;

AND WHEREAS on November 9, 2022, Triple Flag entered into an arrangement agreement with Maverix Metals Inc. (“Maverix”) providing for a plan of arrangement under the Canada Business Corporations Act (the “Transaction”) pursuant to which Triple Flag will acquire all of the issued and outstanding common shares of Maverix (“Maverix Shares”) for, at the election of the Maverix shareholders, US$3.92 in cash or 0.360 Triple Flag Shares per Maverix Share, subject to proration;

AND WHEREAS the undersigned is familiar with the terms of the Transaction and pursuant to the terms of a voting and support agreement entered into on November 9, 2022 with Triple Flag and Maverix, the undersigned has agreed, among other things, to vote in favour of the issuance of the Triple Flag Shares under the Transaction;

AND WHEREAS the number of Triple Flag Shares to be issued under the Transaction exceeds 25% of the total number of issued and outstanding Triple Flag Shares, the Transaction requires the approval of Triple Flag shareholders by a majority vote under Section 611(c) of the TSX Company Manual;

AND WHEREAS this written consent is being submitted to TSX in accordance with Section 604(d) of the TSX Company Manual as written evidence of majority shareholder approval of the Transaction by Triple Flag shareholders;

NOW THEREFORE the undersigned confirms that it is in favour of the Transaction and approves the issuance of the Triple Flag Shares in connection therewith in accordance with the terms of the Transaction.

[Remainder of page intentionally left blank.]

DATED this ___ day of _________, 2022

TRIPLE FLAG MINING AGGREGATOR S.À R.L., a société à responsabilité limitée governed by the laws of the Grand Duchy of Luxembourg, having its registered office located at 12c, rue Guillaume Kroll, L-1882 Luxembourg and registered with the R.C.S. Luxembourg under number B 250.444

By:
Name:
	Title:	Authorized manager